UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549


                   FORM 12b-25


            NOTIFICATION OF LATE FILING

      Form 10-KSB for the Fiscal Year April 30, 1999

           Commission File No. 1-8125

             Cusip No. 891305 10 4



PART I     REGISTRANT INFORMATION

Torotel, Inc.
13402 South 71 Highway
Grandview, MO  64030


PART II    RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

              Yes    X     No

 X (a)     The reasons described in reasonable detail in
           Part III of this form could not be eliminated without unreasonable effort or expense; and
 X (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.
   (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III   NARRATIVE

State below in reasonable detail the reasons why the Form
10-KSB could not be filed within the prescribed time period.

On April 19, 1999, a transaction was completed whereby Torotel sold substantially all of the assets of its wholly owned subsidiary, OPT Industries, Inc. (OPT), which was located in Phillipsburg, New Jersey. As a result of the sale, management personnel have spent a substantial amount of time on the transfer of OPTs accounting records and other business matters to Torotels offices in Grandview, Missouri. In addition, information required from third parties was not received in a timely manner for management to prepare certain disclosures plus allow time for the review by Torotels independent auditors.



PART IV    OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          H. James Serrone
          (816) 761-6314

(2)     Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed? If the answer is no, identify report(s).

                  Yes    X     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

                  Yes           No    X


              TOROTEL, INC.
  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:   July 28, 1999          /s/   H. James Serrone
                               H. James Serrone
                               Vice President of Finance and
                               Chief Financial Officer